UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *             CERTIFICATE
ENTERGY ENTERPRISES, INC.       *             PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant to Rule 24 promulgated by the Securities and

Exchange Commission (SEC) under the Public Utility Holding

Company Act of 1935, as amended (Act), modified by the

application(s) - declaration(s), as amended, in the above

referenced files and the related orders dated July 25, 1991,

December 14, 1992(2), December 28, 1992, July 8, 1993, and June

30, 1995, respectively, this is to certify that the following transactions were carried out during the three (3) months ended

September 30, 1996 by Entergy Enterprises, Inc. (formerly

Electec, Inc.) pursuant to the authorization of the SEC.

Programs Authorized

     Pursuant to the Orders, Entergy Enterprises, Inc.

(Enterprises) is authorized to (a) conduct preliminary

development activities with respect to various investment

opportunities for the Entergy System,  (b) market to non-

associates the System's expertise and capabilities in energy-

related areas, including the expertise of Entergy Power, Inc.

(EPI) gained from its bulk power business, (c) market to non-

associates intellectual property developed by System companies,

(d) provide various consulting, management, administrative and support services to associate companies, excluding certain

associate companies (Excluded Companies<FN1>), (e) provide directly,

or indirectly through one or more special purpose subsidiary companies of Entergy Corporation (Entergy)or Enterprises, various operations and maintenance services to non-associate or associate companies (other than Excluded Companies), and (f) develop and field test a proposed telecommunications system for advanced energy management and other utility applications.

     During the quarter, Enterprises participated in the

following:

I.   Preliminary Development Activities

     During the quarter, Enterprises has been engaged in

preliminary development activities relating to investigating sites, research, contract drafting and negotiations, acquiring options or rights, partnership selection and other activities necessary to identify and analyze investment opportunities for

Entergy. These development activities include domestic and

international opportunities.

     During the quarter, Enterprises expended $4,141,762 for

preliminary development activities associated with potential investments that would qualify as "exempt wholesale generators"

(EWG's) under Section 32(a) of the Act.  In addition, Enterprises expended $1,231,053 for preliminary development activities

associated with potential investments that would qualify as

"foreign utility companies" under Section 33 of the Act.

Enterprises also expended $713,757 for preliminary development activities associated with potential investments that would

qualify as "nonutility business."  Finally, Enterprises expended

$233,509 and $317,809 for preliminary development activities associated with demand side management activities and non-exempt domestic wholesale generating and transmission facilities,

respectively.

II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to its associate companies, EPI, Entergy Power Marketing Corp.,

Entergy Power Edesur Holding Ltd. (formally Entergy Argentina

S.A. & Entergy Argentina S.A. Ltd.), Entergy S.A., Entergy

Integrated Solutions, Inc. (EIS) (formally Entergy Systems and

Service, Inc.), Entergy Power Development Corporation, Entergy

Power Development International Corporation, Entergy Pakistan,

Ltd., Entergy Power Edegel, Inc., Entergy Power CBA Holding

Ltd.,(formally Entergy Power Holding I, Ltd.), Entergy Operations

Services Inc., Entergy Power Operations Corp., and Entergy

Richmond Power Corporation.  Enterprises charged these companies for costs incurred plus an indirect loading based upon current month Enterprises administrative charges.  In regard to EPI

($1,659,783.13), these services included marketing of EPI

capacity and energy to other utilities at wholesale, preparation of contracts and regulatory filings, oversight of plant

operations and maintenance by plant operators, and procurement of transmission services.  In regard to Entergy Power Marketing

Corp.($1,883,475.73) these services included marketing of energy to utilities at wholesale, preparation of contracts and

regulatory filings and procurement of transmission services.  In regard to EIS ($130,336.63), Entergy Power Edesur Holding Ltd.

($757,921.33), Entergy Power Development Corp. ($6,858,446.05),

Entergy Power Development International Corp. ($1,035,002.40),

Entergy Pakistan Ltd. ($31,331.38), Entergy Power Edegel, Inc.

($698,885.64), Entergy Power CBA Holding Ltd. ($17,816.11)

Entergy Operations Services Inc. ($96,072.29) and Entergy

Richmond Power Corp. ($24,732.26), these services were related to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

     Enterprises, under contract with Louisiana Hydroelectric

Ltd. Partnership, continues to provide an array of technical services/support for a hydro electric transmission line project.

Certain Entergy Services, Inc. personnel are providing the

services.  The Louisiana Hydroelectric Ltd. Partnership was

charged $13,294 for services rendered during this quarter.



IV.  First Pacific Networks, Inc. Transactions

   A.     Description of Progress in Development and Field
Testing of CCLM/AFS

               As previously reported, Enterprises concluded  its

     CCLM testing program and does not intend to resume testing of CCLM dedicated systems in the foreseeable future.

     However, consistent with Enterprises' authorization to

     engage in preliminary development activities,  Enterprises continues to investigate other utility and energy related

     applications of communications technologies, including

     automated meter reading, power outage reporting and consumer accessible information such as real-time meter information

     and bill estimation systems.   Amounts expended by

     Enterprises in connection with such preliminary development activities are reported as "nonutility business" related

     expenses under Item "1" above.

   B.     Costs and Revenues Re: CCLM

          Total costs incurred by Enterprises in connection with

     CCLM during the three-month period ending September 30,

     1996, were $ 44,022 (consisting solely of costs incurred in removing equipment installed to field test CCLM).

V.   Formation and Capitalization of O&M Subsidiaries.

     During the quarter, Enterprises acquired 3,000 shares of the common stock of Entergy Operations Services, Inc., a Delaware corporation, for a total purchase price of $3,000,000.  EOSI was organized as an "O&M Subsidiary" pursuant to the Commission's order dated June 30, 1995 in File No. 70-8105. EOSI was organized to engage in the business of providing operations and maintenance services (O&M Services), to developers, owners and operators of domestic power projects.

Entergy and Enterprises represent that no Excepted Company has subsidized the operations of Enterprises or any O&M Subsidiary,

and that the rendering of O&M Services by O&M Subsidiaries is in compliance with the applicable rules, regulations and orders of the Commission and has not adversely affected the services

provided by any Excepted Company to its customers.

VI.  Financing, Amortization and Financial Statements

     During the three months ended September 30, 1996:

     A.  Enterprises incurred amortization expenses relating to the organization of EIS in the amount of $6,307.

     B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated Income Statement for the nine month period ended

September 30, 1996 are included as Exhibit 1.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed on this 14th day of November,

1996.



ENTERGY CORPORATION





By:  /s/ Gerald D. McInvale
     Gerald D. McInvale
     Executive Vice President & Chief Financial Officer


ENTERGY ENTERPRISES, INC.




By:  /s/ Terry L. Ogletree
     Terry L. Ogletree
     Executive Vice President




_______________________________

<FN1>  The Excluded Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.